SOL STRATEGIES OCTOBER 2025 MONTHLY BUSINESS UPDATE

TORONTO, November 3, 2025 - SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) ("SOL Strategies" or the "Company"), the first publicly traded company to combine a substantial Solana treasury with a revenue-generating validator operating business, today issued a comprehensive corporate update for the month of October 2025.

October 2025 Corporate Highlights:

Treasury Deployment from LIFE Offering: Following the successful closing of the CAD$30 million upsized LIFE offering on October 1, SOL Strategies announced the successful deployment of proceeds to acquire additional SOL tokens for its treasury. These include purchases and staking of locked SOL at a discount to market price, further enhancing the Company's validator operations and treasury accumulation strategy.

SOC 1 and SOC 2 Type 2 Compliance Achieved: As announced on October 27, the Company successfully completed SOC 1 and SOC 2 Type 2 audits, advancing the company's commitment to institutional grade compliance, controls and security in its institutional staking services. . Type 2 audits evaluate not only the design but also the effectiveness of operating security controls over time, demonstrating the Company's commitment to maintaining institutional-grade security standards. This milestone strengthens the Company's position as a trusted infrastructure provider for institutional clients and underscores its role as an institutional grade staking service provider in both U.S. and Canadian markets.

Letter to Shareholders: On October 31, 2025, Mr. Hubbard issued a Letter to Shareholders providing insight into the Company's operational performance, strategic initiatives, and market positioning. The full letter is available on the Company's blog.

Watertower Research Fireside Chat: The Company participated in a fireside chat hosted by Watertower Research in October, providing institutional investors with insights into SOL Strategies' business model, validator operations, and treasury strategy. This engagement continues to expand the Company's visibility within institutional investment communities.  If you missed the fireside chat, you can register to listen to the recording here.

Leadership Continuity and CEO Search Update: October marked a month of operational continuity under the leadership of Michael Hubbard, who continues to serve as Interim CEO following his appointment on October 1, 2025. The Company remains focused on executing its DAT ++ Strategy while conducting a comprehensive search for a permanent Chief Executive Officer. The Board of Directors is committed to identifying the right leadership match to advance the Company's strategic vision and position SOL Strategies for continued growth in the evolving Solana ecosystem.

Treasury and Validator Operations Update (as of October 31, 2025):

● SOL Holdings: 526,513 SOL (~ CAD $137,009,212)

○ Converted 8,000 SOL to laineSOL and deployed into Defi, underlying SOL remains staked to Laine validator (current estimated yield: 8.01% p.a.***)

● SOL earned in September from proprietary validators: ~787 SOL**

● Assets Under Delegation (AUD): 2,816,529 SOL

● Unique Wallets Served: 19,403

● Validator uptime spotlight: 100% uptime across all validators

● Peak APY delivered: 6.68% (Orangefin); Network average: 6.45%

*All CAD equivalents are based on a SOL/CAD exchange rate of 1 SOL = CAD $260.22, as published on Kraken of October 31, 2025 at 3:01 p.m. Eastern Time.

*Additional data and validator performance metrics are available via the affiliated SOL Strategies dashboard on Dune Analytics: https://dune.com/sol_strategies/sol-strategies. Figures are based on internally maintained and affiliated data sources and are subject to change.

**Validator revenue net of voting costs

***APY Estimate provided by Kamino on November 1, 2025, 9:00pm Eastern Time

Management Commentary

Michael Hubbard, Interim CEO of SOL Strategies, stated: "October was a month of progress across multiple dimensions of our business. Achieving SOC 2 Type 2 certification demonstrates our unwavering commitment to maintaining the highest standards of security and operational controls, providing a critical requirement for institutional clients. This, combined with our strategic partnership with Netcoins and continued treasury growth from our LIFE offering deployment, reinforces our position as Wall Street's gateway to the Solana ecosystem."

Mr. Hubbard continued: "As we continue our search for a permanent CEO, our experienced leadership team remains focused on executing our strategy, expanding our institutional partnerships, and delivering value to our shareholders. The fundamentals of our DAT++ model remain strong, and we are well-positioned to capitalize on the continued growth and adoption of Solana."

Institutional and Ecosystem Development

Netcoins Partnership: Strategic integration with Netcoins expands SOL Strategies' presence in the Canadian digital asset market, providing regulated access to validator services for Netcoins' client base.

Crypto.com Strategic Partnership: SOL Strategies' integration with Crypto.com makes the Company's enterprise-grade validator services available to Crypto.com's institutional custody clients. As part of this collaboration, SOL Strategies also leverages Crypto.com Custody for a portion of its digital asset treasury operations.

Upcoming Investor Events

● Event: Cantor Crypto, AI/Energy Infrastructure Conference

○ Dates: Monday, November 10th, 2025 - Wednesday, November 12th,  2025

○ Location: Ritz-Carlton South Beach - Miami Beach, FL

○ Attendees: Michael Hubbard, Interim Chief Executive Officer

Interested investors should contact their Cantor sales representative directly to schedule a meeting.

● Event: ClearStreet Disruptive Technology Conference

○ Dates: Wednesday, November 19th,  2025 - Thursday, November 20th,  2025

○ Location: Four Seasons Palm Beach - Palm Beach, FL

○ Attendees: Andrew McDonald, Chief Operating Officer

Interested investors should contact their ClearStreet sales representative directly to schedule a meeting.

New Website Launch

SOL Strategies unveiled a refreshed website featuring an updated design and enhanced user experience. The new platform better communicates the Company's dual business model of treasury accumulation and validator operations, while providing streamlined access to investor resources, compliance documentation, and ecosystem updates. Visit the new site at www.solstrategies.io.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Investor Contact:

John Ragozzino, CFA

solstrategies@icrinc.com

203.682.8284

Media Contact: solstrategies@scrib3.co

Company Contact:
Doug Harris
Chief Financial Officer
doug@solstrategies.io
Tel: 416-480-2488

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward‐looking statements and information. More particularly and without limitation, this news release contains forward‐looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the CEO search process and anticipated appointment; the anticipated benefits of the Company's SOC 2 Type 2 certification; the Netcoins partnership and its expected impact; the use of LIFE offering proceeds for SOL acquisitions; the anticipated benefits of the new website; the expansion of the Company's institutional client base; the Company's validator operations; and the Company's strategic initiatives.  There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or actions.